                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    FILED UNDER SECTION 33(A) OF THE PUBLIC
                UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                            PUERTO QUETZAL POWER LLC


Enron Corp. ("Enron"), an Oregon corporation, hereby files this Form U-57 under
Section 33(a) of the Public Utility Holding Company Act, as amended (the "Act"), on behalf of Puerto Quetzal Power LLC ("Puerto Quetzal") for the purpose of notifying the Securities and Exchange Commission (the "Commission") that Puerto Quetzal is a "foreign utility company" under Section 33(a). The information in this filing supersedes the information in a previous Form U-57 submitted by Puerto Quetzal Power Corp. and Electricidad Enron de Guatemala, S.A. on April 11, 1995, which referred to the 110 MW generating facility discussed herein.

ITEM 1

Set forth below is the following information for Puerto Quetzal: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission, and distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

     (a) Name: Puerto Quetzal Power LLC

     (b) Business Address:

         Puerto Quetzal Power LLC
         6a. Avenida l-36, Zona 14
         Edificio Los Arcos
         Guatemala City, Guatemala

     (c) Description of Facilities: Puerto Quetzal owns a 110 MW and a 124 MW barge-mounted fuel-oil-fired electric generating facility, both located in Puerto Quetzal, Guatemala, and related on-shore auxiliary facilities (collectively, the "Facilities"). The Facilities' electric generating equipment is mounted on three movable barges, which are moored at the Puerto Quetzal port facility.

     (d) Shareholders Holding Five Percent or More of its Voting Securities:
         Puerto Quetzal is a limited liability company organized under the laws of the state of Delaware. Puerto Quetzal currently has the following ownership: 82% interest held by PQP Limited, a Cayman Islands company, and 18% interest held by Puerto Quetzal Power Corp., a Delaware corporation. PQP Limited has the following ownership: 50% interest held by Centrans Energy Services, Inc., a Cayman Islands corporation, and 50% interest held by Enron Guatemala Holdings Ltd., a Cayman Islands company, which is wholly owned by Enron Caribbean Basin LLC, which in turn is wholly-owned by Atlantic Commercial Finance, Inc. Atlantic Commercial Finance, Inc. is 90% owned by Enron, and 5% owned by each of Enron Holding Equity Corp. and Enron International Equity Inc., both of which are wholly-owned subsidiaries of Enron. Puerto Quetzal Power Corp. has the following ownership: 50% of Puerto Quetzal Power Corp.'s stock is owned by Centrans Energy Services, Inc., and 50% is owned by Enron Global Power & Pipelines LLC, which is a wholly-owned indirect subsidiary of Enron. Enron is a holding company that is exempt from regulation pursuant to Section 3(a)(1) of the Act.

         Soon after the filing of this Notice, Puerto Quetzal anticipates closing a transaction that will alter its corporate structure. After that transaction is completed, the ownership structure will be: 61.50% interest held by PQP Limited, 13.50% interest held by Puerto Quetzal Power Corp., and 25% interest held by CDC Holdings (Barbados) Limited, a limited liability company established under the laws of Barbados.

ITEM 2

Domestic Associate Public Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public-utility company that is engaged in the generation, transmission, and distribution of electricity predominantly in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of Puerto Quetzal, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of
Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any interest in Puerto Quetzal.

EXHIBIT A

State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. The certification is hereby incorporated by reference.



The undersigned company has duly caused this statement to be signed by the undersigned thereunto duly authorized.

                                             ENRON CORP.

                                             By: /s/ REX R. ROGERS
                                                 -----------------------------
                                             Name:  Rex R. Rogers

                                             Title: Vice President & Associate
                                                    General Counsel

                                             September 28, 2000